

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 19, 2010

Via U.S. Mail and Facsimile 212.751.3550

Mr. Robert A. Pace
Chief Financial Officer
Independence Tax Credit Plus L.P. III
625 Madison Avenue
New York, NY 10022

>   **Re: Independence Tax Credit Plus L.P. III**
>   **Form 10-K for Fiscal Year Ended March 31, 2009**
>   **Filed June 23, 2009**
>   **File No. 0-24650**

Dear Mr. Pace:

We have reviewed your response letter dated June 23, 2010 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended March 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Short-Term, page 9

1.   We note your response to our prior comment. In future filings, please revise the disclosure in your MD&A, financial statements, and risk factors to clearly state that you have received direct financial assistance from your general partner. Your disclosure

Robert A. Pace
Independence Tax Credit Plus L.P. III
August 19, 2010
Page 2

should include, but not be limited to, the name of the general partner, the total dollar amount of financial assistance received, the form of the assistance (i.e. loan or contribution) and the ultimate source of the funds if other than the general partner.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3438 if you have questions regarding the comment on the financial statements and related matters.

Sincerely,

Robert Telewicz
Senior Staff Accountant